SHORT CERTIFICATE
STATE OF NEW YORK DEPARTMENT OF FINANCIAL SERVICES

It is hereby certified that the attached copy of Certificate of Amended and Restated Charter of Phoenix Life Insurance Company, of East Greenbush, New York, changing the name of the company to Nassau Life Insurance Company, as approved by this Department, October 10, 2018, pursuant to Section 1208 of the New York Insurance Law, has been compared with the original on file in this Department and that it is a correct transcript therefrom and of the whole of said original.

In Witness Whereof, I have here-

unto set my hand and affixed

the official seal of this Department at

the City of Albany, this

10th day of October, 2018.

Kathleen Granderath

Special Deputy Superintendent

AMENDED AND RESTATED CHARTER OF PHOENIX LIFE INSURANCE COMPANY

Under Section 1208 of the Insurance Law of the State of New York and

Section 807 of the Business Corporation Law of the State of New York

The undersigned, Phillip J. Gass, being the Chief Executive Officer of Phoenix Life Insurance Company and, Kostas Cheliotis, being the Secretary, Chief Operating Officer and General Counsel of Phoenix Life Insurance Company, do hereby certify:

1.	The name of the Corporation is Phoenix Life Insurance Company.

2.	The Charter was last amended and filed with the New York State Department of Financial Services on October 22, 2009. The Charter was originally filed on March 1, 1864.

3.	The Charter is hereby amended and restated to effect the following amendments and changes:

a.	Article I is amended to change the name of the corporation from Phoenix Life Insurance Company to Nassau Life Insurance Company.

4.

This Amended and Restated Charter was approved and authorized by a vote of at least a majority of the Board of Directors on February 22, 2018, in accordance with Section 1208 (c) of Article 12 of the New York State Insurance Law.

5.	The text of the Charter of Phoenix Life Insurance Company is hereby amended and restated as follows:

AMENDED AND RESTATED

CHARTER

NASSAU LIFE INSURANCE COMPANY

CORPORATE NAME

Article I. The name of the Corporation shall hereafter be “Nassau Life Insurance Company”. The Corporation shall be a continuation of the corporate existence of Phoenix Life Insurance Company, previously named Phoenix Home Life Mutual Insurance Company, which previously converted from a mutual life insurance company to a stock insurance company pursuant to Section 7312 of the Insurance Law of the State of New York. All references herein to the Insurance Law of the State of New York shall, to the extent applicable, be deemed to include any regulations promulgated thereunder.

PRINCIPAL OFFICE

Article II. The Corporation shall have a principal office in the County of Rensselaer in the State of New York.

MEETINGS OF THE SHAREHOLDERS

Article III. The Annual Meeting of the shareholders of the Company for the transaction of such business as the Board of Directors shall from time to time prescribe, shall be held on the third Monday of April or within sixty (60) days thereafter, as the Board of Directors may determine, either within or without the State of New York, as may be fixed from time to time by resolution of the Board of Directors and set forth in the notice or waiver of notice of the meeting. If the Board of Directors determines that the Annual Meeting shall be held on a date other than the third Monday of April, it shall notify the Superintendent of Insurance of the State of New York of the date of the Annual Meeting at least 60 days prior to the meeting. Special meetings of shareholders may be called at any time at the direction of the Chairperson or, in the event of his or her absence or disability, the Vice Chairperson or, in the event of his or her absence or disability, the Chief Executive Officer and shall be called at any time in accordance with the vote of the Directors, or at the written request of any three (3) of them.

BUSINESS OF THE CORPORATION

Article IV. The business of the Corporation and the kinds of insurance to be undertaken by it are:

(1)

“life insurance” meaning every insurance upon the lives of human beings, and every insurance appertaining thereto, including the granting of endowment benefits, additional benefits in the event of death by accident, additional benefits to safeguard the contract from lapse, accelerated payments of part or all of the death benefit or a special surrender value upon diagnosis (a) of terminal illness defined as a life expectancy of twelve months or less, or (b) of a medical condition requiring extraordinary medical care or treatment regardless of life expectancy, or upon (c) certification by a licensed health care practitioner of any condition which requires continuous care for the remainder of the insured’s life in an eligible facility or at home when the insured is chronically ill as defined by Section 7702(B) of the Internal Revenue Code and regulations thereunder, provided the accelerated payments qualify under Section 10l(g)(3) of the Internal Revenue Code and all other applicable sections of federal law in order to maintain favorable tax treatment or provide a special surrender value, upon total and permanent disability of the insured, and optional modes of settlement of proceeds. “Life insurance” also includes additional benefits to safeguard the contract against lapse in the event of unemployment of the insured. Amounts paid the insurer for life insurance and proceeds applied under optional modes of settlement or under dividend options may be allocated by the insurer to one or more separate accounts pursuant to Section 4240 of the Insurance Law;

(2)

“annuities” meaning all agreements to make periodical payments for a period certain or where the making or continuance of all or some of a series of such payments, or the amount of any such payment, depending upon the continuance of human life, except payments made under the authority of paragraph one hereof. Amounts paid to the insurer to provide annuities and proceeds applied under optional modes of settlement or under dividend options may be allocated by the insurer to one or more separate accounts pursuant to Section 4240 of the Insurance Law; and

(3)

“accidental and health insurance” meaning (a) insurance against death or personal injury by accident or by any specified kind or kinds of accident and insurance against sickness, ailment or bodily injury, including insurance providing disability benefits pursuant to article nine of the workers’ compensation law, except as specified in item (b) hereof; and (b) non-cancelable disability insurance, meaning insurance against disability resulting from sickness, ailment or bodily injury (but excluding insurance solely against accidental injury) under any contract which does not give the insurer the option to cancel or otherwise terminate the contract at or after one year from its effective date or renewal date;

as authorized by and under Charter and Paragraphs 1, 2 and 3 of Section 1113(a) of the Insurance Law of the State of New York; and the Corporation is specifically empowered to accept and to cede reinsurance of any such risks or hazards. The Corporation may undertake such other reinsurance business as may be permitted to it by Section 1114 of said Insurance Law and such other kinds of business as permitted under Section 4205 of said Insurance Law. The Corporation shall also have the power and authority to provide general investment advisory and financial management services and to conduct and carry on any other kind or kinds of business permitted to be conducted by stock life insurance companies under the Insurance Law of the State of New York, and to invest in affiliated entities to the extent permitted by said Insurance Law, as well as the general rights, powers and privileges now or hereafter granted by the Insurance Law of the State of New York or any other law applicable to stock life insurance companies having power to do the kinds of business herein above referred to and any and all other rights, powers and privileges of the Corporation as the same may now or hereafter be declared by applicable law.

The Corporation may exercise such powers outside New York to the extent permitted by the laws of the particular jurisdiction. Policies or other contracts may be issued stipulated to be participating or non-participating; and they may be with or without seal.

Article V. The amount of capital of the Corporation shall be TEN MILLION DOLLARS ($10,000,000.00), consisting of 10,000 shares of common stock with a par value of ONE THOUSAND DOLLARS ($1,000.00) per share.

BOARD OF DIRECTORS

Article VI. The care and direction of the affairs, business and property of the Corporation shall be vested in a Board of Directors consisting of not fewer than seven (7) nor more than thirty (30) directors, as may be determined from time to time by the Board of Directors. In no case, shall a decrease in the number of Directors shorten the term of any incumbent Director.

Each Director shall be at least eighteen (18) years of age and at all times the majority shall be citizens and residents of the United States. Not fewer than one (1) Director shall be a resident of the State of New York.

The Board of Directors will have the power to make from time to time such bylaws, rules and regulations for the transaction of business of the Corporation and the conduct of its affairs, not inconsistent with this Charter and the laws of the State of New York, as may be deemed expedient, and to amend or repeal such bylaws, rules and regulations.

ELECTION OF DIRECTORS

Article VII. The Directors of the Corporation shall be elected by the shareholders as prescribed by law and the bylaws of the Corporation. The officers of the Corporation shall be elected or appointed by the Board of Directors.

An annual election of Directors shall be held on such date and at such time each year as the Board of Directors may from time to time determine, which election shall be at the home office of the Corporation in the manner prescribed by law, and the Directors so elected shall hold office for one year and until their respective successors shall have been elected and qualified. The Directors shall be chosen and elected by the plurality of the whole number of shares voted.

Vacancies on the Board of Directors, including vacancies resulting from any increase in the authorized number of directors, shall be filled by the Board of Directors.

PERPETUAL DURATION

Article VIII. The duration of the Corporation shall be perpetual.

LIMITATION OF LIABILITY

Article IX. No Director shall be personally liable to the Corporation or any of its shareholders or any of its policyholders for damages for any breach of duty as a Director, provided, however, that the foregoing provision shall not eliminate or limit (i) the liability of a Director if judgment or other final adjudication adverse to the Director establishes that the Director personally gained in fact a financial profit or other advantage to which he or she was not legally entitled or that the Director’s acts or omissions were in bad faith or involved intentional misconduct or were acts or omissions (a) which the Director knew or reasonably should have known violated the Insurance Law of the State of New York, or (b) which violated a specific standard of care impose on Directors directly, and not by reference, by a provision of the Insurance Law of the State of New York, or (c) which constituted a knowing violation of any other law; or (ii) the liability of a Director for any act or omission prior to the adoption of this Article IX.

IN WITNESS WHEREOF, we have signed this Amended and Restated Charter this 9th day of October, 2018 and we affirm the statements made herein are true under penalties of perjury.

President	Secretary